EXHIBIT 99.8

Press Release

China: Total and Zhejiang Energy Group Join Forces

to Develop the Growing Low Sulfur Marine Fuel Market

Zhoushan, October 21, 2019 – Total has signed a shareholders’ agreement with Chinese state-owned Zhejiang Energy Group (ZEG), to create a joint venture company dedicated to the supply and delivery of marine fuels in the region of Zhoushan, China.

The agreement, signed on the sidelines of the IPEC conference in Zhoushan, follows a Memorandum of Understanding concluded by Total and ZEG in April 2019 to explore opportunities in the supply and distribution of energy in China. Total China Investment (TCI) will hold a 49% share in the new company while Zhejiang Zheneng Petroleum New Energy (ZZPNE) will hold the remaining.

Zhoushan region covers both Ningbo and Shanghai ports, the busiest shipping hub in the world in terms of cargo tonnage.

By combining ZEG’s historical anchoring in the energy business in the region and Total’s longstanding expertise in the trading and marketing of international bunkers, the new company aims to actively contribute to the development of this fast-growing market.

“This new partnership is fully aligned with our strategy to support and supply our shipping customers wherever they go.” declared Philippe Charleux, Senior Vice-President Lubricants & Specialties of Total. “Providing them with low sulphur fuels fully compliant with IMO regulation in China will further contribute to the transition towards a sustainable shipping industry.”

The creation of the new company ensures the continuity of Total’s business development strategy initiated almost 40 years ago in China.

About Total in China

Total has been present in China for almost 40 years. The Group was the first international energy company to enter China’s offshore oil and gas exploration and refining business. With a team of more than 4,000 employees the company is actively present across the entire value chain of China’s energy industry, including Exploration & Production, Gas, Renewables & Power, Refining & Chemicals, and Marketing & Services activities. Total is constantly developing new business opportunities with Chinese partners both in China and globally.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.